EN POINTE TECHNOLOGIES, INC.
18701 S. Figueroa Street
Gardena, CA 90248-4506
May 29, 2009
VIA FEDERAL EXPRESS
Jan Woo
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Re:	Amendment No. 3 to Schedule 13E-3 filed by En Pointe Technologies, Inc., et al. Filed May 14, 2009 File No. 005-49679

Revised Schedule 14A filed by En Pointe Technologies, Inc., et al. Filed May 14, 2009 File No. 000-28052

Amendment No. 3 to Form 10-K for the Fiscal Year Ended September 30, 2008 File No. 000-28052
Dear Ms. Woo:
     Attached are the detailed responses of En Pointe Technologies, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Commission. The Staff’s comments are contained in its letter to us dated May 27, 2009 (the “Comment Letter”).
     In connection with our responses to the Comment Letter, we also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like to discuss our responses with us, please do not hesitate to call me at (310) 337-5200.

Sincerely,
/s/ ROBERT A. MERCER
Robert A. Mercer
Senior Vice President of Finance and Taxation

WRITTEN RESPONSES TO STAFF COMMENTS
     En Pointe Technologies, Inc., a Delaware corporation (the “Company”), in connection with the filing of its (i) Amendment No. 5 to Schedule 13E-3; and (ii) Amendment No. 3 to Proxy Statement on Schedule 14A (as originally filed on March 27, 2009, the “Proxy Statement”) (“Amendment No. 3 to Proxy”), hereby responds to the comments of the Staff of the SEC (the “Staff”) made by letter dated May 27, 2009 to Marc G. Alcser of Stradling Yocca Carlson & Rauth, which are keyed to correspond to the comments made in such letter. Each response is preceded by a reproduction of the corresponding Staff comment. For your ease of reference, the Company has forwarded a copy of Amendment No. 3 to Proxy marked to show changes against Amendment No. 2 to Proxy Statement on Schedule 14A, which was filed with the SEC on May 14, 2009. Except as otherwise noted, page references in the Company’s responses below correspond to page numbers in Amendment No. 3 to Proxy.
Amendment No. 3 to Schedule 13E-3
     General
1.	We note that you have now filed a quarterly report for the fiscal quarter ended March 31, 2009. Please update your financial statement disclosure, including your summary financial information, accordingly.

Response 1. The Company has revised the disclosure in Item 13(a) on page 11 of Amendment No. 5 to Schedule 13E-3 to include a reference to Annex E — Form 10-Q of En Pointe Technologies, Inc. for the period ended March 31, 2009. The Company has also attached a copy of such Form 10-Q as Annex E to Amendment No. 3 to Proxy and revised the disclosure throughout such Proxy to include references to the 10-Q for the fiscal quarter ended March 31, 2009 as Annex E. The Company has further revised the disclosure on page 98 of Amendment No. 3 to Proxy to update the summary consolidated financial information to cover the six month periods ended March 31, 2008 and 2009, respectively.
Revised Schedule 14A
     Important Information Regarding En Pointe, page 95
     Security ownership of Certain Beneficial Owners and Management, page 99
2.	Please provide an updated beneficial ownership table that provides disclosure as of the most recent practicable date. See Item 403 of Regulation S-K. We note that filings on Schedule 13D and Schedule 13G with respect to your common stock indicate that there have been some changes in securities ownership since March 11, 2009, the current date of the table.

Response 2. The Company has revised the disclosure on pages 99 and 100 of Amendment No. 3 to Proxy to include a revised beneficial ownership table that provides for disclosure as of May 22, 2009, in accordance with Item 403 of Regulation S-K. The Company has also revised the disclosure on page 55 of Amendment No. 3 to Proxy to update the information concerning indirect interests in the Company’s book value and net earnings by the continuing stockholders.
     Ratios of Earnings to Fixed Charges, page 101
3.	Please update this table so that it provides the ratio of earnings to fixed charges for the fiscal quarter ended March 31, 2008.

Response 3. The Company has revised the disclosure on page 101 of Amendment No. 3 to Proxy to include the ratio of earnings to fixed charges for the six months ended March 31, 2009.
Amendment No. 3 to Form 10-K/A for the Fiscal Year Ended September 30, 2008
     Consolidated Financial Statements
     Notes to Consolidated Financial Statements
     4 Other Income — Gain on Sale of Service Business, page 70
4.	In your response to prior comment 9, you indicate that you considered the guidance of SAB 104 and SFAS 141 when determining to include the value of contingent shares of ADSL in your calculation of the gain on the sale of your services business; however, neither of these pronouncements appears to relate to accounting for gain contingencies. Please explain to us how you considered paragraph 17 of SFAS 5 given the fact that you had not earned the ADSL shares as of your balance sheet date and the uncertainty as to the value of the ADSL shares, if and when ultimately earned.

Response 4. In response to the Staff’s comment, the Company would first like to supplementally advise the Staff of certain facts and circumstances of the sale of a majority of the Company’s services business in July 2007 to Allied Digital Services Ltd. (“ADSL”). In consideration of the sale by En Pointe Technologies Sales, Inc. (“ENPT Sales”), a wholly owned subsidiary of the Company, of 52,913 Series A Units (the “EPGS Units”) of En Pointe Global Services, LLC (“EPGS”) to ADSL, ADSL (i) paid ENPT Sales $8,000,000 in cash at the closing, (i) agreed to pay, within 75 days of the closing, $2 million in cash (the “Cash Escrow”) into an escrow account to be held as security for ENPT Sales’ indemnification obligations under the purchase agreement governing the transaction, and (iii) agreed to, within 75 days of the closing, issue in the name of ENPT Sales, and deliver to an escrow agent the certificates representing, 745,000 ordinary shares of ADSL (the “ADSL Shares”) to be held as security for the Company’s indemnification obligations under the purchase agreement governing the transaction (in the event that ADSL could not obtain approval from the Indian securities authorities to issue the ADSL Shares to ENPT Sales, ADSL agreed in the alternative to deliver an additional $13,345,000 in cash to the escrow agent). In addition, ENPT Sales delivered the EPGS Units to the escrow agent to be held in escrow.

On November 26, 2008, ADSL delivered the stock certificates representing the ADSL Shares to the escrow agent. The certificates listed “En Pointe Technologies

Sales, Inc.” as the holder of the ordinary shares of ADSL represented by the certificates. Indicated on the face of each certificate is a restriction, understood by the Company and ENPT Sales to be required under Indian securities laws, that the shares represented by the certificates “will not be sold/transferred/hypothecated up to 25.11.2009”.

As indicated in a Form 8-K filed by the Company on December 2, 2008, ADSL failed to deliver the Cash Escrow to the escrow agent in accordance with the terms of the purchase agreement. As a result, ENPT Sales and ADSL entered into an amendment to the purchase agreement governing the transaction providing that the Cash Escrow would become due on December 15, 2008, and that, in addition to the amount of the Cash Escrow, ADSL would be obligated to pay interest of 5% per annum on the amount of the Cash Escrow commencing as of September 23, 2008 through the date on which ADSL delivered the Cash Escrow to the escrow agent.

The Company subsequently reported in a Form 8-K filed by the Company on January 9, 2009 that ENPT Sales and ADSL entered into a second amendment to the purchase agreement providing that the Cash Escrow would become due on February 13, 2009, and that, in addition to the amount of the Cash Escrow, ADSL would be obligated to pay interest of 8% per annum on the amount of the Cash Escrow commencing as of September 23, 2008 through the date on which ADSL delivered the Cash Escrow to the escrow agent.

As indicated above, the ADSL Shares that were issued to ENPT Sales and the Cash Escrow were to be held in escrow to secure ENPT Sales’ indemnification obligations under the purchase agreement governing the transactions. In the purchase agreement, ENPT Sales agreed to indemnify ADSL if EPGS’ revenues for the 12 month period ending June 30, 2009 did not exceed $30 million. In the event that EPGS’ revenue for such period was less than $30 million, the aggregate purchase price payable by ADSL for the EPGS shares would be reduced by a ratio of 30:29, such that for each $30 shortfall in EPGS’ revenue for the period, ADSL would be entitled to collect damages from ENPT Sales of $29. The intent of the parties was that any such reduction in purchase price would be payable first from the Cash Escrow and then by the return of some or all of the ADSL Shares by the Company to ADSL.

As of March 2009, EPGS’ revenue for the period beginning on July 1, 2008 was in excess of $30 million and, as a result, the parties agreed to instruct the escrow agent to release the certificates representing the ADSL Shares to ENPT Sales. In addition, as the Company reported in its Form 10-Q for the fiscal quarter ended March 31, 2009, ADSL paid the Cash Escrow directly to ENPT Sales in March 2009, and the Company recorded a corresponding gain from the sale of its services business for the quarter ended March 31, 2009. In connection its receipt of the Cash Escrow and the delivery of the certificates representing the ADSL Shares to ENPT Sales, ENPT Sales directed the escrow agent in March 2009 to release the EPGS Units to ADSL.

In part because the ADSL Shares were issued in ENPT Sales’ name, the Company supplementally advises the Staff that it does not believe there was a gain contingency as defined in paragraph 17 of SFAS 5 related to the ADSL Shares. ENPT Sales has held legal title to the ADSL Shares from the time of their issuance (and was otherwise contractually entitled to the shares as a result of the execution of the purchase agreement in July 2008), subject to restrictions on the transfer of the ADSL Shares pursuant to Indian securities law. ENPT Sales’ only obligation with respect to the ADSL Shares was (other than the aforementioned restriction on transfer), if and to the extent that ADSL brought an indemnification claim against ENPT Sales based on EPGS’ failure to record revenue in excess of $30 million for the 12 months ended June 30, 2008 or for other indemnifiable matters under the purchase agreement, to return some or all of the ADSL Shares back to ADSL as a reduction in the purchase price otherwise payable by ADSL for the EPGS Units. The Company agreed to the indemnification arrangement involving the ADSL Shares as an accommodation to ADSL in order to provide ADSL some assurance that EPGS would generate a minimum level of revenue in the year after the transaction—but the Company determined beyond a reasonable doubt at the time of the closing of the transaction that no such indemnification claim would come to fruition based on the historical financial results of EPGS and the recurring nature of EPGS’ revenue.

Even if a gain contingency is deemed to have resulted from the pendency of the delivery of the certificates representing the ADSL Shares to ENPT Sales, the Company advises the Staff that the Company’s management determined beyond a reasonable doubt, as of the balance sheet dates represented in the financial statements filed with its Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the fiscal quarter ended December 31, 2008, in each case as amended, that such a contingency (i.e., that EPGS would achieve at least $30 million in revenue for the 12 months ended June 30, 2009) would be satisfied and exceeded. The Company’s management came to this conclusion based on a number of factors, including that (i) historically EPGS’ annual revenue was approximately $40 million, (ii) the substantial majority of EPGS’ revenue was generated pursuant to 3 to 5 year contracts and was recurring in nature, (iii) that, at the time of the execution of the purchase agreement relating to the sale of the EPGS Units, EPGS was due to receive during the 12 months ended June 30, 2009 revenue from its then existing customer contracts significantly in excess of $40 million, and (iv) as of each of such balance sheet date, EPGS’ revenue for the period then ending was tracking in excess of $30 million on an annualized basis based on EPGS’ historical pattern of revenue (EPGS’ revenue was approximately $10 million for the three months ended September 30, 2008 and was approximately $20 million for the six months ended December 31, 2008).

Although the Company’s management did consider the impact of the recent downturn in the global economy in its analysis of the probability that EPGS’ revenue for the 12 months ended June 30, 2009 would exceed $30 million, the Company’s management concluded that the nature of the services offered by EPGS (essential services to keep IT systems functional), the nature of its customers (large enterprise customers), the industries supported and the long-term relationships established would minimize the impact of such downturn. EPGS services are contracted on a multi-year basis and principally are for IT maintenance functions that are required to be performed to keep IT equipment functioning properly. As such they are integral to a company’s operations and changes in service providers are not made without due deliberation.

The ten largest EPGS service customers accounted for 68.0%, or $6.5 million, of the $9.5 million of continuing service sales for the quarter ended June 30, 2008 which was the time frame that management used to assess the viability of the customer base. Those ten top customers in order of sales magnitude included Washington Mutual, Nissan, City and County of San Francisco, Atlanta School District, Cedars-Sinai, Taco Bell, Union Bank, Columbia Sportswear, St Luke’s Regional Medical Center and Schnitzer Steel.

To explain the integral nature of the services performed and to provide some background on the customers, below is commentary on the top five customers that represented 46.2% of total sales:

The largest services customer, Washington Mutual, was acquired by JP Morgan in September 2008 and has a seven year relationship with the Company. The recession has created additional work for EPGS in that EPGS services the closures of Washington Mutual branches and the consolidation of Washington Mutual with JP Morgan. That project has been robust at approximately $5.5 million annually and continues to provide a strong revenue stream.

With respect to the second largest customer, Nissan, EPGS performs services under an IBM subcontract that expires in April 2010 and involves recurring maintenance of Nissan’s IT infrastructure. Nissan, in the fragile auto industry, had already cut overhead expense when the company moved from California to Tennessee and did not appear positioned to be at risk for loss from the downfall in auto sales. With Nissan, the Company has a nine year relationship.

The third and fourth largest customers were local government customers, City and County of San Francisco and the Atlanta School District. The governmental revenue is generally based on annual budget funds that are committed to special projects and are reviewed on a June 30 fiscal year end basis. City and County of San Francisco has been receiving services to support project, critical production server maintenance and related services for departments such as — Public Health, San Francisco Airport, SF Police Department and other agencies with fixed budgets which were immune to recessionary constraints.

The fifth largest customer, Cedars-Sinai, was in the health care industry and was the largest health care provider in the Western United States and has been dependent upon the Company to maintain hardware for clinicians, doctors, nurses other such critical life supporting employees since 1999. Fixed fee services are delivered with over twenty resources under a multi-year contract.

Management’s assessment of the above five customers as well as the top ten customers that made up two-thirds of the service base was one of confidence in their durability and survival under the adverse circumstances that were presented during the fallout of the credit crisis and the resulting economic dislocations. The top ten customers accounted for $26 million annually and provided assurance without a reasonable doubt that the $30 million target would be achieved.

In contrast to the Company’s treatment of the gain from its receipt of the ADSL Shares (including the non-cash charge taken by the Company for the fiscal quarter ended December 31, 2008 to reflect the decrease in the fair market value of the ADSL Shares since September 30, 2008), the Company did not record a gain from the sale of the EPGS Units related to the Cash Escrow until such amount was paid to and received by ENPT Sales in March 2009 based on the perceived uncollectibility of the Cash Escrow Amount due to ADSL’s repeated failure to pay such amount as required under the purchase agreement, as amended on two occasions. The Company believed that it did not meet the criteria of SAB 104 which states that collectibility has to be reasonably assured, therefore delayed the recognition of the Cash Escrow portion of the selling price.